March 23, 2020

Paul Hastings
Chief Executive Officer
Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, CA 94080

       Re: Nkarta, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 28, 2020
           CIK No. 0001787400

Dear Mr. Hastings:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note that your pipeline tables on pages 3 and 83 include two programs that are in preclinical discovery. We also note that you discuss these programs very briefly in the prospectus and have not provided any milestones for the NK+T discovery program. Please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table. Also please revise your pipeline tables to include a column for each of Phases 1, 2, and 3.
Use of Proceeds, page 62

2. Refer to the fourth bullet point on page 62. Please specify how far in the development of
 Paul Hastings
FirstName LastNamePaul Hastings
Nkarta, Inc.
Comapany2020
March 23, NameNkarta, Inc.
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         each of your "other pipeline candidates" you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.
Management's Discussion and Analysis
Research and Development Expenses, page 74

3. You disclosed multiple drug candidates with multiple indications and that research and development is a significant aspect of your business. Please expand to provide more detail for your research and development expenses during each period presented, including but not limited to, by drug candidates and/or by indications, as well as by the nature of the expenses.
Critical Accounting Policies and Significant Judgments and Estimates, page 77

4. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since
         January 1, 2019 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
Business, page 82

5. Please revise to identify the published research to which you refer throughout this section.
         As examples only, we note your reference to a "recent academic publication" in the penultimate paragraph on page 82 and other published clinical trial results at the bottom of pages 87 and 88.
NKX101 for Blood Cancers, page 97

6. We note your disclosure that in 2019, you "held a formal pre-IND meeting with the FDA, and [your] current clinical plans are based on agreement and discussion from this meeting." Please summarize the nature of the discussions, relevant feedback from the
         FDA and other material information that was communicated among the parties.
Manufacturing, page 102

7. We note your disclosure on page 103 that you are constructing a 2,700 square feet cGMP facility within your primary corporate location in South San Francisco, California. Please revise to disclose the current status thereof and estimated costs to complete the same.
Patents, Trademarks and Proprietary Technology, page 103

8. Please revise to disclose in greater detail your material patents or patent applications, including any patents or patent applications relating to your NK cell engineering platform
 Paul Hastings
FirstName LastNamePaul Hastings
Nkarta, Inc.
Comapany2020
March 23, NameNkarta, Inc.
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         and your product candidates. For each such material patent or patent application, please disclose (1) whether the patents relate to your NK cell engineering platform or the specific product(s) to which such patents or patent applications relate (e.g., NKX101, NKX019, etc.); (2) whether the patents are owned or licensed from National University Singapore and St. Jude or other third parties; (3) the type of patent protection; (4) patent expiration dates and expected expiration dates for patent applications; and (5) the jurisdictions where such patents were issued and such patent applications are pending. Competition, page 118

9. We note your disclosure that your competitors may obtain FDA or other regulatory approval for their products more rapidly than you do. To the extent known, please disclose the stage of development of competing product candidates. Description of Capital Stock
Forum Selection Clause, page 146

10. Your disclosure on page 146 and related risk factor disclosure on pages 57 - 58 state that your certificate of incorporation and bylaws include a provision designating a state court located within the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise to disclose whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Also ensure that the exclusive forum provision in your certificate of incorporation and bylaws clarifies its applicability. We may have further comments based on your revisions.
Index to Financial Statements, page F-1

11. Please update your financial statements as required under Rule 3-12 of Regulation S-X.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Paul Hastings
Nkarta, Inc.
March 23, 2020
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       You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.



FirstName LastNamePaul Hastings                           Sincerely,
Comapany NameNkarta, Inc.
                                                          Division of
Corporation Finance
March 23, 2020 Page 4                                     Office of Life
Sciences
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